File No. 812-15780
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:
Principal Private Credit Fund I, Principal Real Asset Fund,
Principal Global Investors, LLC, Principal Life Insurance Company,
Principal Alternative Credit Unlevered Fund, LP, and
Principal Real Estate Investors, LLC
711 High Street
Des Moines, IA 50392
(515) 247‑6651

First Amended and Restated Application For An Order Pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 Under the Act to Permit Certain Joint Transactions
Otherwise Prohibited By Sections 17(d) and 57(a)(4) of the Act and Rule 17d-l Under the Act

Please Send All Communications, Notices, and Orders to:
John L. Sullivan
c/o Principal Financial Group, Inc.
711 High Street
Des Moines, IA 50392
(515) 247‑6651
sullivan.john.l@principal.com

This Application consists of 13 pages.

As filed with the Securities and Exchange Commission on June 18, 2025.

UNITED STATES OF AMERICA BEFORE THE SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

In the Matter of:
PRINCIPAL PRIVATE CREDIT FUND I
PRINCIPAL REAL ASSET FUND
PRINCIPAL GLOBAL INVESTORS, LLC
PRINCIPAL LIFE INSURANCE COMPANY
PRINCIPAL ALTERNATIVE CREDIT
     UNLEVERED FUND, LP
PRINCIPAL REAL ESTATE INVESTORS, LLC

711 High Street
Des Moines, Iowa 50392
) ) ) ) ) ) ) )	First Amended and Restated Application For An Order Pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 Under the Act to Permit Certain Joint Transactions
I.SUMMARY OF APPLICATION
The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on December 1, 2020 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.
•Principal Private Credit Fund I, a closed-end management investment company registered under the 1940 Act (“PPC”);
•Principal Real Asset Fund, a closed-end management investment company registered under the 1940 Act (“PRA” and, together with PPC, the “Existing Regulated Funds”);
•Principal Global Investors, LLC, the investment adviser to each Existing Regulated Fund (“PGI”) and an indirect wholly owned subsidiary of Principal Financial Group, Inc (“PFG”);
•Principal Life Insurance Company, an indirect wholly owned subsidiary of PFG (“PLIC”);
•Principal Alternative Credit Unlevered Fund, LP, which is an entity whose investment adviser is PGI and that would be an investment company but for Section 3(c)(7) of the 1940 Act (the “Unlevered Fund”); and
•Principal Real Estate Investors, LLC, an investment sub-adviser to PRA (“Prin-REI”) and an indirect wholly owned subsidiary of PFG (“Prin-REI” and, together with the Existing Regulated Funds, PGI, PLIC, and the Unlevered Fund, the “Applicants”).3
1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2 Principal Diversified Select Real Asset Fund, et al. (File No. 812-15083), Release No. IC-34086 (November 4, 2020) (notice), Release No. IC-34125 (December 1, 2020) (order).
3 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8
II.GENERAL DESCRIPTION OF THE APPLICANTS
A.PPC
PPC was organized as a Delaware limited liability company on December 1, 2023 but converted to a Delaware statutory trust on April 12, 2024. PPC is a closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. PPC commenced investment operations on June 3, 2024. PPC intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. PPC’s principal place of business is 711 High Street, Des Moines, Iowa 50392.
PPC’s investment objective is to seek to maximize total return, consisting of current income and capital appreciation. PPC has a four-member board (the “Board”), of which three members are not “interested” persons of PPC within the meaning of Section 2(a)(19) of the 1940 Act.9
B.PRA
PRA was organized as a Delaware statutory trust on September 21, 2018. PRA is a closed-end management investment company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. PRA commenced investment operations on June 25, 2019. PRA intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. PRA’s principal place of business is 711 High Street, Des Moines, Iowa 50392.
PRA’s investment objective is to seek to provide long-term total return (after Fund fees and expenses) in excess of inflation. PRA has the same Board as PPC.
4 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.
The term Regulated Fund also includes (a) any Wholly Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly Owned Investment Sub” means an entity: (a) that is a “wholly owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly Owned Investment Sub.
In the case of a Wholly Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly Owned Investment Sub will be deemed to serve those roles for the Wholly Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.
5 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect wholly or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.
To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.
6 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
7 “Adviser” means PGI, Prin-REI, and any other investment adviser controlling, controlled by, or under common control with PGI and/or Prin-REI. The term “Adviser” also includes any internally managed Regulated Fund.
8 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
9 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

C.PLIC
PLIC is a stock life insurance company incorporated under the laws of the State of Iowa in 1879 and operates as an indirect wholly owned subsidiary of PFG. PLIC holds various financial assets in a principal capacity. PFG has various business lines that it operates through its wholly or majority-owned subsidiaries, and the subsidiaries that exist and currently intend to participate in Co‑Investment Transactions have been included as Applicants herein. PFG, however, is not an investment adviser and does not expect to become an investment adviser in the future, and will not be the source of any Co-Investment Transactions under the requested Order. Accordingly, PFG has not been included as an Applicant.
D.The Unlevered Fund
The Unlevered Fund is a privately offered fund that would be an “investment company” but for Section 3(c)(7) of the 1940 Act. It was organized in March 2022 as a Delaware limited partnership and will be treated as a partnership for U.S. federal income tax purposes for the benefit of certain U.S. investors and certain U.S. tax exempt investors.
The primary investment objective of the Unlevered Fund is to generate both current income and capital appreciation by investing primarily in privately negotiated first lien debt, including unitranche financing. The Unlevered Fund has a general partner with general ultimate responsibility for the management and operations of the Unlevered Fund. The general partner to the Unlevered Fund is managed by a managing member. PGI serves as investment advisor to the Unlevered Fund.
E.PGI and Prin-REI
Each of PGI and Prin-REI is a Delaware limited liability company and is registered as an investment adviser with the Commission under the Investment Advisers Act of 1940. PGI serves as the investment adviser of the Existing Regulated Funds and the Unlevered Fund and either it or another Adviser will serve as the investment adviser to any Future Regulated Fund. PGI also provides administrative services to the Existing Regulated Funds and the Unlevered Fund under either an investment advisory agreement (as noted below) or a separate administrative services agreement.
Under the terms of an investment advisory agreement with each Existing Regulated Fund and the Unlevered Fund, PGI, among other things, manages the investment portfolio, direct purchases and sales of portfolio securities, and reports thereon to each Existing Regulated Fund’s and the Unlevered Fund’s officers and trustees/manager regularly. Under the terms of an investment advisory agreement with PGI, on behalf of PRA, Prin-REI, among other things, manages a portion of PRA’s investment portfolio, directs purchases and sales of portfolio securities for that portion, and reports thereon to PGI and, as needed, the Board of PRA.
III.ORDER REQUESTED
The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.
A.Applicable Law
Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”
Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.
10 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company . . . and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking . . . .”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).
Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
B.Need for Relief
Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). PGI and Prin-REI are each wholly owned indirect subsidiaries of PFG, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to PGI, Prin-REI, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with PGI, Prin-REI, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity (such as PLIC), could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.
C.Conditions
Applicants agree that any Order granting the requested relief will be subject to the following Conditions.
1.Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11
2.Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.
11 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
12 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.
13 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3.Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14
4.No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).
5.Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.16
6.Dispositions.
(a)Prior to any Disposition17 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.
(b)Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.18
7.Board Oversight.
(a)Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.
(b)Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.
14Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
15 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
16 The Affiliated Entities may adopt shared Co-Investment Policies.
17 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
18 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(c)At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.
(d)Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.
(e)The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.
8.Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19
9.In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.
IV.STATEMENT IN SUPPORT OF RELIEF REQUESTED
Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.
A.Potential Benefits to the Regulated Funds and their Shareholders
Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.
B.Shareholder Protections
Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.
19 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

V.PRECEDENTS
The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.
VI.PROCEDURAL MATTERS
A.Communications
Please address all communications concerning this Application, the Notice, and the Order to:
John L. Sullivan
c/o Principal Financial Group, Inc.
711 High Street
Des Moines, IA 50392
(515) 247‑6651
sullivan.john.l@principal.com
B.Authorization
All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 18th day of June, 2025.
20 See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

Applicants have caused this Application to be duly signed on their behalf on June 18th, 2025.

PRINCIPAL PRIVATE CREDIT FUND I

By:	/s/ John L. Sullivan
Name:	John L. Sullivan
Title:	Counsel and Secretary

PRINCIPAL REAL ASSET FUND

By:	/s/ John L. Sullivan
Name:	John L. Sullivan
Title:	Counsel and Secretary

PRINCIPAL GLOBAL INVESTORS, LLC

By:	/s/ John L. Sullivan
Name:	John L. Sullivan
Title:	Assistant General Counsel

By:	/s/ Adam U. Shaikh
Name:	Adam U. Shaikh
Title:	Associate General Counsel

PRINCIPAL LIFE INSURANCE COMPANY

By:	/s/ George Djurasovic
Name:	George Djurasovic
Title:	Vice President - Principal Asset Management
General Counsel

PRINCIPAL ALTERNATIVE CREDIT UNLEVERED FUND, LP

By:	Principal Alternative Credit Fund GP, LLP
its General Partner

By:	Principal Global Investors, LLC
its Managing Member

By:	/s/ John L. Sullivan
Name:	John L. Sullivan
Title:	Assistant General Counsel

By:	/s/ Adam U. Shaikh
Name:	Adam U. Shaikh
Title:	Associate General Counsel

PRINCIPAL REAL ESTATE INVESTORS, LLC

By:	/s/ Anne Cook
Name:	Anne Cook
Title:	Associate General Counsel

By:	/s/ Rachel Parker
Name:	Rachel Parker
Title:	Assistant General Counsel

VERIFICATION
The undersigned states that s/he has duly executed the foregoing application for and on behalf of Principal Private Credit Fund I, Principal Real Asset Fund, Principal Global Investors, LLC, Principal Life Insurance Company, Principal Alternative Credit Unlevered Fund, LP, and Principal Real Estate Investors, LLC; that s/he holds the office with each such entity as indicated below; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her/his knowledge, information and belief.

PRINCIPAL PRIVATE CREDIT FUND I

By:	/s/ John L. Sullivan
Name:	John L. Sullivan
Title:	Counsel and Secretary

PRINCIPAL REAL ASSET FUND

By:	/s/ John L. Sullivan
Name:	John L. Sullivan
Title:	Counsel and Secretary

PRINCIPAL GLOBAL INVESTORS, LLC

By:	/s/ John L. Sullivan
Name:	John L. Sullivan
Title:	Assistant General Counsel

By:	/s/ Adam U. Shaikh
Name:	Adam U. Shaikh
Title:	Associate General Counsel

PRINCIPAL LIFE INSURANCE COMPANY

By:	/s/ George Djurasovic
Name:	George Djurasovic
Title:	Vice President - Principal Asset Management
General Counsel

PRINCIPAL ALTERNATIVE CREDIT UNLEVERED FUND, LP

By:	Principal Alternative Credit Fund GP, LLP
its General Partner

By:	Principal Global Investors, LLC
its Managing Member

By:	/s/ John L. Sullivan
Name:	John L. Sullivan
Title:	Assistant General Counsel

By:	/s/ Adam U. Shaikh
Name:	Adam U. Shaikh
Title:	Associate General Counsel

PRINCIPAL REAL ESTATE INVESTORS, LLC

By:	/s/ Anne Cook
Name:	Anne Cook
Title:	Associate General Counsel

By:	/s/ Rachel Parker
Name:	Rachel Parker
Title:	Assistant General Counsel

Resolutions of the Boards of Trustees of the Existing Regulated Funds
RESOLVED, that the Chair of the Board, the President, any Vice President, the Secretary or such other officer or officers of each of Principal Private Credit Fund I (“PPC”) and Principal Real Asset Fund (together with PPC, the “Trusts”) as may be designated from time to time by the Chair or the President, with such assistance from a Trust’s auditors, legal counsel and independent consultants or others as such officer or officers may require, be, and each hereby is, authorized and directed to prepare for a Trust individually, or jointly with other parties, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, each as amended (the “Acts”), for orders granting such exemptions from the Acts and/or rules or regulations thereunder as are necessary or desirable, and to execute and file on behalf of a Trust such applications and any amendments thereto with the Securities and Exchange Commission, including applications for amendments to any existing orders previously granted by the Securities and Exchange Commission.